Securities and Exchange Commission
Trading and Markets

JUL 23 2020

RECEIVED

20013911

Mail Processing
Section

JUL 10 2020

Washington DC
413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43308

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/19 (MM/DD/YY) AND ENDING 03/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Research Finance Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4315 Briargrove Lane
(No. and Street)

Dallas (City) Texas (State) 75287 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Lawrence 972 246 8994
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting, LLC
(Name – if individual, state last, first, middle name)

325 N St Paul Street, Suite 3100 (Address) Dallas (City) TX (State) 75201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ~~Frank C. Dealy~~ Alan Lawrence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of First Research Finance, Inc., as of March 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

~~Vice~~ President
Title

Notary Public

SHATEMA A BENNETTE
Notary Public
STATE OF TEXAS
ID#129929005
My Comm. Exp. Aug. 21, 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST RESEARCH FINANCE INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED MARCH 31, 2020

FIRST RESEARCH FINANCE INC.

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
First Research Finance, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Research Finance, Inc. (the "Company") as of March 31, 2020, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including

its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

This is our initial year as the auditor for the Company.

Dallas, Texas
June 10, 2020

First Research Finance, Inc.
Statement of Financial Condition
March 31, 2020

ASSETS

Cash and cash equivalents	$ 123,139
Receivable from broker-dealers and clearing organizations	11,551
Commissions Receivable	169
Total assets	$ 134,859

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Commissions payable	$ 105,688
Accrued expenses	2,346
Accounts payable	30
Total liabilities	108,064
Stockholders' equity	
Common stock, 3,000 shares authorized with $.01 par value, 100 shares issued and outstanding	1
Retained earnings	26,794
Total stockholders' equity	26,795
Total liabilities & stockholders' equity	$ 134,859

The accompanying notes are an integral part of these financial statements.

First Research Finance, Inc.
Statement of Operations
For the Year Ended March 31, 2020

Revenues		
Commission income	$	54,652
Distribution fees		22,757
Interest income		4,948
Fee income		2,970
Trading income (loss)		(37)
Other income		78
Total Revenues		85,368
Expenses		
Compensation and benefits		38,511
Commissions and clearance paid to all other brokers		22,459
Regulatory fees		6,336
Professional fees		10,000
Occupancy expense		10,769
Other expenses		2,829
Total Expenses		90,904
Loss before income taxes		(5,536)
Federal income tax expense		-
Net loss	$	(5,536)

The accompanying notes are an integral part of these financial statements.

First Research Finance, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2020

	Shares	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balances at March 31, 2019	100	$ 1	$ –	$ 32,330	$ 32,331
Net loss	–	–	–	(5,536)	(5,536)
Balances at March 31, 2020	100	$ 1	$ –	$ 26,794	$ 26,795

The accompanying notes are an integral part of these financial statements.

First Research Finance, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2020

Cash flows from operating activities	
Net loss	$ (5,536)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(64)
Decrease in commissions receivable	601
Decrease in commissions payable	(18,434)
Decrease in accounts payable	(477)
Decrease in accrued expenses	(676)
Net cash used by operating activities	(24,586)
Cash flows from investing activities	
Net cash provided by investing activities	–
Cash flows from financing activities	
Net cash provided by financing activities	–
Net decrease in cash and cash equivalents	(24,586)
Cash and cash equivalents at beginning of year	147,725
Cash and cash equivalents at end of year	$ 123,139

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Interest	$ –
Income taxes	$ –

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

First Research Finance Inc. (the "Company") was incorporated in 1991 under the laws of the State of Texas. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker-dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act").

The Company acts as a broker-dealer and investment advisor for certain offerings and does not maintain discretionary accounts for its customers. All customer transactions are cleared through a third party clearing firm, Hilltop Securities, Inc. ("HTS"), on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k)(2)(ii) of this rule. Based on the agreement between HTS and the Company, the Company pays a clearing fee to HTS for handling all trades for the Company.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis as securities transactions occur.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Commissions receivable and receivables from broker dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

The Company accounts for income taxes in accordance with the Income Taxes Topic of the FASB Accounting Standards Codification. Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets, a reduction in deferred tax assets are recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years from the date of filing.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies, continued

Use of estimates

The presentation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2020, the Company had net capital of approximately $26,695 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 4 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade.

At March 31, 2020, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 5 - Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

Commission Revenue

Commission revenue is generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for a trade execution services based on providing market prices and internal and regulatory guidelines. Commission revenue consists of the sale of equity and fixed income securities and unit investment trusts.

Note 5 - Revenue Recognition, continued

Commission Revenue

Commission revenue is generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for a trade execution services based on providing market prices and internal and regulatory guidelines. Commission revenue consists of the sale of equity and fixed income securities and unit investment trusts.

Distribution Fees

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Note 6 - Related Party Transactions

The Company leases office space from its sole stockholder and made payments of $10,769 during the year.

Note 7 - Subsequent Events

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the company, to date, the Company is anticipating a potential decline in revenues.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

March 31, 2020

Schedule I

First Research Finance, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2020

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 26,795
Add:	
Other deductions or allowable credits	–
Total capital and allowable subordinated liabilities	26,795
Deductions and/or charges	
Receivable from non-customers	100
Net capital before haircuts on securities positions	26,695
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	–
Net capital	$ 26,695

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Commissions payable	$ 105,688
Accrued expenses	2,346
Accounts payable	30
Total aggregate indebtedness	$ 108,064

Schedule I (continued)

First Research Finance, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2020

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 7,204
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 7,204
Net capital in excess of required minimum	$ 19,491
Excess net capital at 1000%	$ 15,889
Ratio: Aggregate indebtedness to net capital	4 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
First Research Finance, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) First Research Finance, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which First Research Finance, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the exemption provisions) and (b) First Research Finance, Inc. stated that First Research Finance, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Research Finance, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Research Finance, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Hartgraves Accounting & Consulting, LLC
Dallas, Texas
June 10, 2020

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended March 31, 2020

First Research Finance, Inc. Exemption Report

First Research Finance, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Frank C. Dealy, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Vice President

Date of Report: May 20, 2020

President
7/2/2020